UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 000-50275

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

BCB Community Bank 401(k) Plan Financial Statements and Supplementary Schedule - Modified Cash Basis December 31, 2019 and 2018

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements - Modified Cash Basis
Statements of Net Assets Available for Benefits	3
Statements of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5
Supplementary Schedule - Modified Cash Basis

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator and Plan Participants of BCB Community Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits (modified cash basis) for the years then ended, in conformity with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental schedule of assets (held at end of year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental schedule, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ Wolf & Company, P.C.
Boston, Massachusetts
June 25, 2020

BCB Community Bank 401(k) Plan
Statements of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2019 and 2018

	2019	2018

Assets

Investments, at fair value	$ 10,595,323	$ 8,105,063
Investments, at contract value	1,356,460	1,379,146

Total investments	11,951,783	9,484,209

Notes receivable from participants	337,631	279,515

Net assets available for benefits	$ 12,289,414	$ 9,763,724

BCB Community Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2019 and 2018

	2019	2018

Additions to Net Assets Attributed to
Investment Income:
Interest and dividends	$ 61,488	$ 55,524
Net appreciation (depreciation) in fair value of investments	1,961,773	(880,990)

Total investment income (loss)	2,023,261	(825,466)

Interest income on notes receivable from participants	12,089	10,474

Contributions:
Participant contributions	1,004,917	990,993
Employer contributions	517,027	554,351
Rollovers	46,312	29,058

Total contributions	1,568,256	1,574,402

Total additions	3,603,606	759,410

Deductions from Net Assets Attributed to
Benefits paid to participants	1,071,668	573,102
Administrative expenses	6,248	4,386

Total deductions	1,077,916	577,488

Net increase in net assets available for benefits	2,525,690	181,922

Transfers Into Plan	-	1,459,305

Net Assets Available for Benefits
Beginning of year	9,763,724	8,122,497

End of year	$ 12,289,414	$ 9,763,724

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

1.	Description of the Plan
The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.
General
The Plan is a defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service, as defined in the Plan Agreement, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
 The Plan’s trustee is Voya Institutional Trust Company.
Plan Sponsor
BCB Bancorp, Inc. (the “Company”) is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.
Plan Transfers
On April 17, 2018, BCB Bancorp, Inc. acquired IA Bancorp, Inc.  Effective June 1, 2018, IA Bancorp, Inc. participant account balances in the ADP Total Source Retirement Savings Plan were transferred into the Plan. For eligibility and vesting purposes, IA Bancorp, Inc. employees are credited with service at IA Bancorp, Inc. prior to June 1, 2018.
Participant Contributions
Participants may elect to contribute a flat dollar amount or a percentage from 1% to 100% of their pretax compensation, in increments of 1% each Plan year. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions to the Plan.
Employer Contributions
BCB Community Bank (the “Bank") provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Bank may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2019 and 2018.
Participant Accounts
All contributions are directed by the participant into various investment options offered by the Plan. Each participant's account is credited with the participant's contributions and the Bank’s matching contribution and an allocation of the Bank’s profit sharing contribution (if applicable) and Plan earnings or losses. Participant accounts are charged with an allocation

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant's account. The value of participant accounts will fluctuate with the market values of the securities in which the accounts are invested.
       Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank’s profit sharing contributions according to the following schedule.
Years of Service	Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank’s safe harbor and any qualified matching contributions is 100% at the time the contribution is made.
A participant becomes 100% vested in profit sharing contributions upon death or disability.
Plan Sponsor Stock
Participants may invest in common stock of BCB Bancorp, Inc. (the "Stock") through a common stock fund.
Benefit Distributions
On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.50% to 5.50% as of December 31, 2019.  Terms range from one to five years or greater if used for the purchase of a principal residence.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

Forfeitures
Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan. At December 31, 2019 and 2018 forfeited amounts were $0. Forfeitures of $0 and $16,158 were used to reduce bank contributions and $0 and $436 were used to pay plan administrative expenses in 2019 and 2018, respectively.
2. Summary of Significant Accounting Policies
Basis of Accounting
The Plan's financial statements are prepared on the modified cash basis of accounting. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements.  The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.
Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.
Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Investment Fees
Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan's investment earnings activity and thus are not separately identifiable as an expense.
Notes Receivable from Participants
Notes receivable from participants are valued at their outstanding principal balance.
Use of Estimates
The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

during the reporting period. Significant estimates include the determination of the fair value of the Plan's assets. Actual results could differ from those estimates.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation/ depreciation of fair value of investments.
3.	Plan Termination
Although it has not expressed intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.
4.	Related Party and Party-in-Interest Transactions
The Plan owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Company’s Stock. These transactions qualify as related party and party-in-interest transactions. The Plan owns 101,696 and 102,648 shares of the common stock of the Company as of December 31,2019 and 2018, respectively.  Total purchases related to the Company’s Stock at market value for 2019 and 2018 were approximately $237,000 and $317,000, respectively. Total sales related to the Company’s Stock at market value for 2019 and 2018 were approximately $158,000 and $175,000, respectively. No shares were released in connection with the payment of benefits in 2019 and 2018.
Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.
The Plan’s investments are managed by Voya, the trustee. These transactions qualify as party-in-interest transactions.  Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for benefits as administrative expenses. Fees for accounting and other administrative services are paid for by the Bank.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

5.	Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 - Inputs to the valuation methodology include
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2019 and 2018.
The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.
Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2019 and 2018, pooled separate accounts held by Voya are valued at their “accumulation unit value” (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund’s dividends and the contract’s separate account charges.  Investments in the pooled separate accounts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and in accordance with Subtopic 820-10 have not been classified in the fair value hierarchy.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

Due to the nature of the pooled separate accounts discussed above, there are no unfunded commitments or redemption restrictions.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2019 and 2018:
Assets at Fair Value as of December 31, 2019
Level 1	Level 2	Level 3	Total

Company common stock fund	$ 1,527,071	$ —	$ —	$ 1,527,071

Total assets in the fair value hierarchy	$ 1,527,071	$ —	$ —	1,527,071
Investments measured at net asset value (a)				9,068,252
Investments at fair value				$ 10,595,323

Assets at Fair Value as of December 31, 2018
Level 1	Level 2	Level 3	Total

Company common stock fund	$ 1,172,392	$ —	$ —	$ 1,172,392

Total assets in the fair value hierarchy	$ 1,172,392	$ —	$ —	1,172,392
Investments measured at net asset value (a)				6,932,671
Investments at fair value				$ 8,105,063
(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits and notes to the financial statements.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

6. Guaranteed Annuity Contract with Voya
The Plan offers the option to invest in a guaranteed annuity contract with Voya who maintains the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value, as reported to the Plan by Voya, of $1,356,460 at December 31, 2019 and $1,379,146 at December 31, 2018 represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
Voya is contractually obligated to repay the principal and interest at the specified interest rate  that is guaranteed to the Plan. The crediting rate is based on a formula established by Voya but may not be less than 1%.
This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value.  Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The Plan’s ability to receive amounts due in accordance with the contract is dependent on Voya’s ability to meet its financial obligations. Voya’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with Voya. These events may be different under each contract. Examples of such events include the following:
1. The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code
2. Premature termination of the contract
3. Plan termination or merger
4. Changes to the Plan’s prohibition on competing investment options
5. Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Voya and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow Voya to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events may include the following:
1. An uncured violation of the Plan’s investment guidelines

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

2. A breach of material obligation under the contract
3. A material misrepresentation
4. An amendment to the agreement without the consent of Voya.

7.	Risk and Uncertainties
The Plan offers investment options in various investment securities, including the Company common stock fund, pooled separate accounts and a guaranteed annuity contract which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.
As of December 31, 2019, the Plan had investments of $2,883,531 concentrated in 2 funds representing 24% of the net assets available for benefits.

8.	Income Tax Status of the Plan
The Plan adopted CCH Incorporated DBA FTWilliam Com’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”).  The IRS determined and informed the Volume Submitter by letter dated March 31, 2014, that the Volume Submitter Profit Sharing Plan with CODA was accepted under Section 401a of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.
Plan management is required to evaluate tax positions taken by the plan.  Since the Plan utilizes the modified cash basis of accounting the resulting tax impact of these tax positions are recognized in the financial statements when they are actually paid, based on the result of this evaluation. The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

BCB Community Bank 401(k) Plan
Notes to Financial Statements – Modified Cash Basis
December 31, 2019 and 2018

9.   Subsequent  Events
The Plan is currently evaluating the effects of the recent outbreak of COVID-19 and at this time is uncertain of the impact this event may have on operations.

BCB Community Bank 401(k) Plan
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
EIN: 22-3760320 Plan Number: 001
December 31, 2019

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost **	Value (e)

*	Common stock fund	BCB Bancorp, Inc. common stock		$ 1,527,071
*	Pooled separate account	Vanguard Mid Cap Index		117,153
*	Pooled separate account	Vanguard Small- Cap Index		164,304
*	Pooled separate account	American Funds EuroPacific		206,605
*	Pooled separate account	American Funds Growth Fund		1,000,583
*	Pooled separate account	American Funds New Perspective		149,973
*	Pooled separate account	American Funds Cap income Bld		83,335
*	Pooled separate account	DFA US Targeted VI Port Ins		129,467
*	Pooled separate account	Pimco Real Return		79,719
*	Pooled separate account	Voya Index Solution 2035		407,451
*	Pooled separate account	Voya Index Solution 2040		657,665
*	Pooled separate account	Voya Index Solution Inc		241,680
*	Pooled separate account	JP Morgan Equity Income		731,602
*	Pooled separate account	Nueberg Berm MdCap Grw Fund		395,020
*	Pooled separate account	Legg Mason BW Gl Op Bond		54,693
*	Pooled separate account	Voya Intermediate Bond Fund		222,916
*	Pooled separate account	Prudential High Yield Fund		195,488
*	Pooled separate account	Victory Sycmr Est VI Fd		142,543
*	Pooled separate account	Vanguard Em Mkts Stk Ind Fd Adm		56,530
*	Pooled separate account	Voya Corp Ld 100 Fd		943,070
*	Pooled separate account	Voya Index Solution 2020		507,212
*	Pooled separate account	Vanguard Total Intl Stk Index		77,063
*	Pooled separate account	ClBrg Aggr Growth Fund		25,798
*	Pooled separate account	Vanguard Totl Stck Mkt Index Fd Adm		233,672
*	Pooled separate account	American Funds Wash Mtual		51,149
*	Pooled separate account	Voya Index Solution 2045		57,850
*	Pooled separate account	Voya Index Solution 2050		63,065
*	Pooled separate account	Voya Index Solution 2055		41,266
*	Pooled separate account	Voya Index Solution 2060		19,834
*	Pooled separate account	Eagle Small Cap Growth Fund		48,072
*	Pooled separate account	Voya Global Real Estate Fund		18,516
*	Pooled separate account	Loomis Sayles Bond Fund		4,563
*	Pooled separate account	Pimco Commodity Rl Rtn		5,475
*	Pooled separate account	Voya Index Solution 2025		725,171
*	Pooled separate account	Voya Index Solution 2030		325,279
*	Pooled separate account	Vanguard Balanced Index Fnd Adm		884,470
*	Guaranteed Annuity Contract	Voya Fixed Account		1,356,460
*	Participant Loans	Participant loans 3.50% to 5.50%		337,631

		Total		$ 12,289,414

*	A party-in-interest as defined by ERISA.
**	Cost Information is not required for participant directed investments

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB Community Bank 401(k) Plan
Date: June 25, 2020	By:	/s/ Thomas P. Keating
Name: Thomas P. Keating
Title: Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Wolf & Company, P.C.